EXHIBIT 12.2

Computation of Earnings to Combined Fixed Charges and Preferred Stock Dividends

The following table sets forth HomeBanc Corp.’s consolidated ratios of earnings to combined fixed charges and preferred stock dividends for the periods shown:

	For the Three Months Ended March 31,
	2007	2006
	(Dollars in thousands)
Fixed Charges
Interest expense	$83,974	$61,508
Capitalized interest expense	416	303
Rental expense interest(1)	1,100	1,061

Total	85,490	62,872

Preferred Stock Dividends	1,250	736

Total Fixed Charges and Preferred Stock Dividends	$86,740	$63,608

Earnings
Pre-tax (loss) income	$(18,623)	$290
Income from equity investees	(492)	(514)
Fixed charges	85,490	62,872
Amortization of capitalized interest	—	—
Minority interest	61	52

Total	$66,436	$62,700

Ratio	0.77	0.99

Deficiency	$20,304	$908

(1)	Those portions of rental expense that are representative of interest cost.